Filed by Vignette Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: OnDiplay, Inc.
                                                   Commission File No. 000-28455



Dear Vignette Partner,

As you probably have heard, on Monday, May 22, Vignette announced a definitive agreement to acquire OnDisplay, Inc., of San Ramon, Calif. OnDisplay is a leading provider of business-to-business infrastructure software for powering next-generation eMarketplaces. OnDisplay products and services enable companies to quickly deploy and easily manage the integration of data, applications, and processes -- from back-office to back-office.

                                   ---------

Included in this e-mail are a link to the Vignette/OnDisplay media release, a zipped file containing the briefing presentation (PowerPoint), and an attached Q&A pdf.

                                   ---------

Vignette Corporation To Acquire OnDisplay, Inc.
Vignette V/5 eBusiness Platform Enhanced with Leading Supplier of Solutions for B2B Commerce, Online Marketplaces, Enterprise Integration Austin, TX (May 22,
2000) Vignette Corporation (Nasdaq:VIGN), the leading supplier of eBusiness applications, and OnDisplay, Inc. (Nasdaq:ONDS) today announced that they have signed a definitive merger agreement under which Vignette will issue 1.58 shares of its stock for each outstanding share of OnDisplay. The combination of Vignette's V/5 suite and OnDisplay's XML-based business-to-business infrastructure products will create the industry's most comprehensive offering for companies serious about building businesses online.

To read the entire press release, go to
http://www.vignette.com/CDA/Site/0,2097,1-1-30-72-604-1339,FF.html.

We urge you to read the following regarding the acquisition, including amendments that may be made to them, because they contain important information:
-    Vignette's prospectus and prospectus supplements.
- Vignette's Registration Statement on Form S-4, as amended, containing or incorporating by reference such documents and other information.
- OnDisplay's Solicitation/Recommendation Statement on Schedule 14D-9, as amended.

These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Vignette by directing your request to Kelly Nugent at knugent@vignette.com or by fax at 512-306-4325, or from OnDisplay by directing your request to Peter Buzzard at pbuzzard@ondisplay.com or by fax at 925-355-3222.

Dear Valued Vignette Customer,

On Monday, May 22, Vignette Corporation announced a definitive agreement to acquire OnDisplay, Inc. of San Ramon, California. OnDisplay is a leading provider of business-to-business infrastructure software for powering next-generation eMarketplaces. OnDisplay products and services enable companies like yours to quickly deploy and easily manage the integration of your data, applications and processes - from back-office to back-office.

This is a major acquisition for Vignette and while we are excited about our business opportunities, we are even more excited about what this means for you, our customer.

First, this acquisition helps bring your customers and partners together in the rapidly growing online marketplace. The need to build relationships with trading partners and to connect supply and demand chains will grow significantly in the next year. We want to assure that your online business is out in front of that growth curve.

Second, it creates the industry's first platform for these "collaborative commerce" applications. With Vignette's customer-facing applications on the front end integrated to OnDisplay's automation between back-office systems, you get a complete end-to-end solution. This means you will have one platform for coordinating transactions between enterprise systems, suppliers and distributors, and online marketplaces.

Third, you now have a fully scalable solution from one supplier. You will be able to leverage the complementary expertise of these two companies that have a proven track record together and the insight to power next-generation eMarketplaces.

But this is just to whet your appetite. There is much more to learn about OnDisplay's products and services and how our newly expanded team will help drive your efforts to be a leader in online marketplaces.

Check out some FAQs on www.vignette.com or for more product information from OnDisplay, try www.ondisplay.com. Or, if you have specific questions, contact me directly at gpeters@vignette.com.

E-business ideas that turn on your brain.

Sincerely,


Greg Peters
CEO, Chairman and President


We urge you to read the following regarding the acquisition, including amendments that may be made to them, because they contain important information:

-    Vignette's prospectus and prospectus supplements.

- Vignette's Registration Statement on Form S-4, as amended, containing or incorporating by reference such documents and other information.

- OnDisplay's Solicitation/Recommendation Statement on Schedule 14D-9, as amended.

These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Vignette by directing your request to Kelly Nugent at knugent@vignette.com or by fax at 512-306-4325, or from OnDisplay by directing your request to Peter Buzzard at pbuzzard@ondisplay.com or by fax at 925-355-3222.

                               Briefing Materials

                       Vignette Acquisition of OnDisplay

                                  May 22, 2000

About Vignette

Leading provider of E-Business applications for companies serious about building businesses online.

[GRAPHIC OMITTED]

graphic of an upward arrow going from left to right along a timeline from first quarter 1999 through second quarter 2000 depicting Major VIGN Milestones Since IPO -- 1Q99 - IPO 2-99; 2Q99 - Acquisition of Diffusion; 3Q99 - IBM Partnership, CSC Strategic Alliance; 4Q99 - Announced 2-for-1 Stock Split, PwC Strategic Alliance; 1Q00 - Acquisitions of DataSage and Engine 5; Fourth Quarter Revenues Up 512%; Andersen Consulting Strategic Alliance; Announced 3-for-1 Stock Split; 2Q00 - Acquisition of OnDisplay, First Quarter Revenues Up 505%

OnDisplay, Inc.

Leader in business-to-business integration for online marketplaces and trading networks

O    CenterStage Suite of Products -

     |X| eBizXChange - business-to-business integration using XML-based protocols

     |X| eIntegrate - application integration with internal systems (e.g. ERP, CRM, and legacy)

     |X|  eContent - content aggregation and transformation

     |X|  eNotify - permission-based alerting

     |X| eSyndicate - content syndication for brokering and routing content among trading partners

     |X| XML Connect - B2B XML server for secure, guaranteed XML business document exchange OnDisplay, Inc.

O    200+ customers

     |X| Industries: industrial supply, MRO procurement, travel, retail, publishing & media, financial, manufacturing, government, education and telecommunications

     |X| Customers: W.W. Grainger, Harbinger, American Honda, OrderTrust, TPN Register, AltaVista Shopping.com, Travelocity, FASTXchange, MicroWarehouse

O        350 employees

Today's Announcement

o    Vignette to acquire OnDisplay for $1.7 billion (all stock transaction)

o    Broadens and deepens Vignette V/5

     eBusiness Platform

          Provides customers with capabilities for coordinating transactions between enterprise systems, partners, and online marketplaces

o Creates industry's first end-to-end platform for powering trading networks and online marketplaces

o    Aligned "Collaborative Commerce" vision and strong momentum

                     Complementary Strategies and Products

[GRAPHIC OMITTED]

Vignette - Customer-facing applications

Computer-to-person
o    Content
o    Community
o    Self-service commerce
o    Targeted marketing
o    Customer support

Computer-to-computer
o    XML
o    Business process
o    Transactions
o    EAI
o    Aggregation
o    Analysis

OnDisplay - Automated transaction management, enterprise integration

Broader and Deeper
eBusiness Platform

                                  V2B Services
                                V/5 Applications
                        Vignette Application Foundation
                      V/5 eBusiness Platform -- XML Server
                           Business Rules Automation
                       Enterprise Application Integration
                   ERP -- CRM -- SCM -- Legacy -- Data/Object

Vignette and OnDisplay -

Connecting Demand and Supply Chains

o    Vignette - 660+ customers

     |X| Applications: retail storefront, financial services, portals, self-service o OnDisplay - 200+ customers

     |X|  Applications: online marketplaces, trading networks

o    Vignette + OnDisplay = "Collaborative Commerce" applications

o    The time is now -

     |X|  Exponential growth in online marketplaces

          =    F1000 and dotcom opportunity

          =    700+ identifiable today

          =    10,000 by end of 2003

Emerging Trading Network
Platform Opportunity

o    Huge market opportunity

o    Trading networks and online marketplaces require a platform

     |X| Combines content, customer management, business process automation, enterprise integration, transaction support, business analysis

     |X|  Need to continuously add new services, relationships

o Leverage key customer, integrator, and partner relationships to go-to-market

It's Not About Web Sites or Web-Based Functionality

[GRAPHIC OMITTED]

               Suppliers                               Buyers
                                    Catalogs
                                  Procurement
                               Order Fulfillment
                                 Supply/Demand
                                    Planning
                                Inventory Mgmt.

It's About "Collaborative Commerce"

[GRAPHIC OMITTED]

B2B            B2C

Analyze       Understand
Integrate     Adapt
Collaborate   Communicate
Connect       Execute

Summary of Transaction

     o    $1.7B stock-for-stock purchase
          (representing 15% of pro-forma shares outstanding)

     o    Expected closing Q3 2000

     o    Expect initial integration by Q4 2000

     o    Strong business momentum

Highlights

o    Combined 2,000 person organization

o    Combined 800+ total customers; 50+ online marketplace customers

o    Complementary products for existing and new customers

o    Evolution of Vignette eBusiness platform

o    Premiere platform for "Collaborative Commerce"

o    Significant competitive differentiation

                              Vignette to Acquire
                                OnDisplay, Inc.

                                      Q&A

1. What did Vignette announce?
     On May 22nd, Vignette announced a definitive agreement to acquire OnDisplay, the leading provider of business-to-business integration for online marketplaces and trading networks.

     Vignette made this acquisition in order to:
     o    Create the industrys first platform for Collaborative
          Commerceapplications which automate the shared, essential business processes that facilitate commerce and customer interaction.
     o Provide the industrys first end-to-end platform for powering trading networks and next-generation online marketplaces.
     o Broaden and deepen Vignettes V/5 eBusiness Platform by adding capabilities for coordinating transactions between enterprise systems, suppliers and distributors and online marketplaces.

2. What are some details about OnDisplay?
     OnDisplay is headquartered in San Ramon, CA. It was founded in August 1996 and is publicly traded on the NASDAQ under the symbol ONDS. Other than in San Ramon, OnDisplay also has a large engineering presence in the Boston area. OnDisplay employs approximately 350 people and has over 200 customers.

     Senior members of OnDisplays management team include:
     o    Mark Pine, Chairman and CEO
     o    Trung Dung, Chief Strategist
     o    Venkat Mohan, President and COO
     o    Dave Larson, CFO
     o    Mike McMahon, CTO
     o    Olivier Sermet, SVP Worldwide Field Operations
     o    Randy Harvey, SVP Engineering
     o    Peter Buzzard, VP Marketing
     o    Santi Pierini, VP Global Product Management
     o    Chris Stark, VP Business Development
     o    Janet Azavedo, VP Human Resources.

     OnDisplay's award-winning CenterStage products and services enable corporations to quickly deploy and easily manage customized collaboration with diverse trading partners. With OnDisplay's CenterStage, e-businesses can:
     o Integrate data, applications and processes, from back-office to back-office.
     o Exchange business documents and transactions among multiple trading partners using XML
     o    Access rich, relevant content in heterogeneous formats.

     Leveraging the award-winning CenterStage platform and core components, CenterStage applications can help e-businesses build the most powerful, dynamic, and compelling sites - gaining a crucial edge on their competition while they streamline critical information exchange across their entire web of trading partners.

     The CenterStage application suite includes:
     o CenterStage eBizXChange - A business-to-business integration application for secure, real-time business document exchange among trading partners, using XML-based protocols.
     o CenterStage eIntegrate - A powerful application for integrating the e-business site with internal systems such as ERP applications.
     o CenterStage eContent - A full-featured content aggregation application for capturing and transforming diverse content from heterogeneous sources, including HTML, XML, flat file, database, and application-based data.
     o CenterStage eNotify - A permission-based email notification system to alert users of new information of interest to them.
     o CenterStage eSyndicate - A robust and scalable application for content syndication using a publish/subscribe paradigm for brokering and routing content among trading partners.
     o XML Connect - A free B2B XML server that allows e-commerce participants -- including buyers, suppliers and e-marketplaces -- to establish secure, guaranteed XML business document exchange.

3. What are some details about Vignette?
     Vignette Corporation is headquartered in Austin, Texas. It was founded in December 1995 and is publicly traded on the NASDAQ under the symbol VIGN. Other than Austin, Vignette has a large engineering presence in Boston. Vignette has sales and services offices worldwide and over 600 customers. Senior members of Vignettes management team include:

     o    Greg Peters, President and CEO
     o    Bill Daniel, Senior Vice President, Products
     o    Mike Vollman, Senior Vice President, Sales and Services
     o    Joel Katz, Chief Financial Officer
     o    Cal Killen, Senior Vice President, Engineering
     o    Phil Powers, Senior Vice President, Professional Services
     o    Charles Sansbury, Senior Vice President, Corporate Development
     o    Laurie Frick, Senior Vice President, Marketing
     o    Richard Schwartz, Senior Vice President, Emerging Technologies
     o    Steve Manweiler, Vice President of Architecture
     o    Pany Christoforou, Vice President and General Manager, Europe
     o    Ang Miah Boon, Vice President and General Manager of Vignette
          Asia/Pacific

Vignettes V/5 eBusiness Platform helps confront the challenges associated with eBusiness. It supports the creation, execution and measurement of winning eBusiness strategies. The V/5 Platform delivers architecture and methodology that allows for rapid assembly and deployment of best of breed componentized eBusiness applications. The open V/Series Architecture protects organizations investment in people, systems and information. As a result, businesses can dynamically optimize their online business to deliver superior customer service and quickly respond to competitive threats. By advancing the starting point of eBusiness applications, e-strategists can focus resources on achieving strategic business goals.
o Open Platform Services provide the core capabilities required by any eBusiness: content management, lifecycle personalizations, B2B syndication, segmentation and targeting and order management. These services can easily be leveraged from all leading computing environments.
o Componentized Architecture and Methodology allows businesses to adopt a configure-and-goapproach to rapidly assemble and deploy eBusiness applications. By separating content, layout and functionality, this componentized approach ensures the portability of assets and applications, not just with eBusiness, but among all members of the growing Vignette Economy.
o Pre-packaged Application Modules advance the starting point for building online businesses by delivering core best-of-breed solutions required by any successful eBusiness.
o Vignette-to-Business (V2B) enables companies to leverage the power of the Vignette Economy by providing a one-stop online shop for the relationships, products and services needed to build a successful eBusiness. The V/5 Platform promotes customer and partner communication across any channel and leverages the value of these interactions. The V/5 eBusiness Platform comprises of the following products:
o    V/5 Content Management Server.
o    V/5 Lifecycle Personalization Server.
o    V/5 Relationship Marketing Server.
o    V/5 Communication Server.
o    V/5 Syndication Server.
o    V/5 Advanced Deployment Server.

4. Why is this important and why is Vignette acquiring OnDisplay?
     The needs of eBusinesses have matured to the point where they need more than the ability to just conduct transactions online. The next stage for eBusinesses is to build relationships with trading partners by using the internet to connect supply and demand chains, while extending such links deep into the enterprise. With OnDisplay, Vignette acquires the capabilities to support automated business-to- business collaboration through various standardized XML based document interchange formats such RosettaNet, CXML, OBI and BizTalk.

5. How are the product lines complementary?
     Vignette offers a platform that enables eBusinesses to build applications that manage relationships with people self-service commerce, customer service, targeted marketing, etc. OnDisplay offers platform components that enable businesses to build applications that manage automated business processes between systems.

6. How does this differentiate the combined Vignette-OnDisplay company from other software vendors in the online marketplace and trading network space?
     1) Vignette provides enterprise-class software infrastructure. Vignette is not in the business of operating horizontal and vertical marketplaces.
     2) Vignette sells using an enterprise software license model; the revenue model does not depend on transaction fees from customers.
     3) Vignette offers a platform on which customers, system integrators, and independent software vendors can build customized, reusable applications.

7. What is the significance of this announcement to the industry?
     The announcement is significant because it creates the industrys first platform for Collaborative Commerceapplications which automate the shared, essential business processes that facilitate commerce and customer interaction. This combination also provides the industrys first end-to-end platform for powering trading networks and next-generation online marketplaces.

8. Are there common customers? Who are they?
     OnDisplay has over 200 customers and Vignette has over 600 customers. Given below is a list of customers common to the two companies:

     o    Associates Corporation
     o    Bridge
     o    Carlson
     o    Childrens Television Workshop
     o    Esselte
     o    Inflight Online
     o    International eCommerce
     o    Mancala
     o    MMS Holding Co & Subsidiaries
     o    New Century Network
     o    New York Life Benefit Services
     o    Orlando Sentinel
     o    Purchasing Center
     o    QuestLink Technology Inc
     o    Rodale Press
     o    Sabre
     o    Sun Sentinel
     o    Travelocity.com
     o    Tribune Trip.com

9. How does this benefit Vignette's and OnDisplays customers?
     Vignettes strengths in eBusiness are in enabling customer facing processes while OnDisplays strengths are in enabling automated interactions and transactions. Customers will be able to utilize the combined functionality to construct eBusiness applications that seamlessly connect customer-facing functionality all the way into the enterprise and between enterprises to their suppliers and partners as well.

10. How does this fit into Vignette's overall strategy?
     Vignette's strategy has been to provide a complete solution for eBusiness applications. This acquisition allows Vignette to provide the first complete platform for Collaborative Commerceby combining its strengths in content management, personalization, syndication, multi-channel delivery and analytics with the capability for integrating business transactions within and across enterprises.

11. Are there new markets that Vignette is planning on entering?
     The acquisition will provide Vignette with a more comprehensive solution for B2B trading networks. These include networks and exchanges developed by brick- and-mortar companies such as Ingram Micro, Ingram Books, and Grainger, and dot.com marketplaces such as Sciquest, SiteStuff, and QuestLink. In addition, the XML/EDI and ERP/supply chain connectivity will enable Vignette to provide solutions to customers who need to interconnect and automate the sharing of information within their supply and demand chain of partners and suppliers.

12. What products and services are now complementary?
     The Vignette eBusiness platform now adds the ability to complement and integrate with companies providing B2B transactional applications, enterprise applications, and B2B services, such as:
     o    Procurement systems: Ariba, CommerceOne.
     o    Dynamic pricing applications: Moai, Tradeum.
     o    Supply chain systems: I2, Manugistics.
     o    ERP systems: SAP, PeopleSoft.
     o    CRM systems: Siebel.

13. How does the acquisition affect Vignettes relationships with other companies providing enterprise integration capability?
     Trading networks and enterprise customers will always have a diversity of back- end systems and integration requirements. To meet these customer needs, Vignette will continue to partner and integrate with multiple providers of enterprise integration systems, such as WebMethods, Vitria, Active Software, STC and others.

14. Does this alter Vignettes competitive landscape?
     The acquisition broadens Vignettes advantage in B2B opportunities by providing customers with the ability to integrate with back-end systems and trading partners. This bolsters Vignettes existing advantages in business analytics, scalable content management, campaign management and multi-channel delivery.

15. Will this change the name of the company?
     OnDisplay its people and its products - will become part of the Vignette family and utilize the Vignette name. The OnDisplay brand has a strong reputation as a product suite and we will evaluate how best to maintain that visibility and value.

16. What is the bottom-line take-away message for this announcement?
     Vignette is the leading supplier of eBusiness platform capabilities for building online businesses. A core set of requirements for successful eBusiness are the abilities to both merchandise and measure the results of online marketing efforts as well as to be able to connect to business processes that extend into an enterprise or across enterprises to suppliers and partners. This move further strengthens the trust customers place in Vignette to provide the deepest, broadest application platform for their online businesses.

17. Will Vignette continue to sell OnDisplay's products separately? What is the strategy for dealing with existing customers? What are the plans for packaging the offering?
     Products from OnDisplay will be added to Vignettes V/5 platform. Our initial thoughts on how we see products packaged are:
     o OnDisplays CenterStage eIntegrate will become V/5 Integration Server. It will provide enterprise integration capabilities across the V/Series Architecture for tightintegration with front and back-office applications and legacy systems.
     o OnDisplays Center eBizExchange will become the V/5 Business Exchange Server. It will provide capabilities for looseintegration with suppliers and online marketplaces as part of the V/5 eBusiness Platform.

     o OnDisplays CenterStage eContent and eSyndicate will be combined along with the current V/5 Syndication Server to create a vastly superior version of this product. This will allow us to provide very powerful capabilities in both syndication and aggregation.
     o OnDisplays CenterStage eNotify will be combined with V/5 Communication Server. The business rules server functionality of eNotify might be made available in the platform so as to be accessible from all products.

     It is anticipated that the product lines will be integrated in the Q4 timeframe. There will be no impact on existing customers of Vignette or OnDisplay. As part of the details of integration, we will also share our migration plans with customers of current products from OnDisplay.

The following is a pictorial representation based on our initial thoughts, of the V/Series marketecture that would result from the combined offering of Vignette and OnDisplay. We anticipate that we will have the products integrated in the Q4 timeframe. This will be verified and validated in the near future.

                                 V2B Services
                               V/5 Applications
                        Vignette Application Foundation

                   V/5   V/5   V/5   V/5   V/5   V/5   V/5
                   CMS   LPS   RMS   CS    SS    ADS   BXS

18. What is the value of this transaction? How is it structured?
     The transaction will be structured as a stock swap at the rate of 1.58 shares of Vignette stock for every share of OnDisplays. On a fully diluted basis, this translates into 15% of the combined company, or about $1.7 billion.

19. How will this acquisition affect Vignettes financial performance going forward?
     We expect that the transaction will push back operating profitability by 2 Quarters. We are both investing aggressively in our businesses. We expect to reach operating profitability in the second quarter of 2001 and we expect the transaction to be additive to earnings in the second half of 2001. And, importantly, the transaction will be additive for the entire year of 2001.

20. What are the one-time acquisition costs and integration related charges? While we are not going to give financial guidance for the combined company at this time, we think that as part of the purchase accounting for the acquisition, we will have charges, though it is too early to estimate them.

21. When do you expect the transaction to close?
     We expect the transaction to close by Q3, 2000, subject to OnDisplay stockholder approval and other customary closing conditions.

22. Is Vignette planning to make other acquisitions?
     This is part of the companys growth strategy. We expect to continue to develop new capabilities both through internal development and through strategic partnerships.

-------------------------------------------------------------------------------

We urge you to read the following regarding the acquisition, including amendments that may be made to them, because they contain important information:

-    Vignettes prospectus and prospectus supplements.

- Vignettes Registration Statement on Form S-4, as amended, containing or incorporating by reference such documents and other information.

- OnDisplays Solicitation/Recommendation Statement on Schedule 14D-9, as amended.

These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SECs web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Vignette by directing your request to Kelly Nugent at knugent@vignette.com or by fax at 512-306-4325, or from OnDisplay by directing your request to pbuzzard@ondisplay.com or by fax at 925-355-3222.